
05007485


Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

18th April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary


SEC MAIL
RECEIVED
PROCESSING
APR 20 2005
WASH. D.C.
209
SECTION

Enclosure



Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:49 18-Apr-05
Number	1679L

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 15th April 2005 that, in accordance with Sections 198-202 of the Companies Act 1985, Aviva plc through its subsidiary Morley Fund Management Ltd no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

END

Close


SEC MAIL
RECEIVED
PROCESSING
APR 20 2005
WASH. D.C.
209
SECTION

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Site Visit/IFRS Presentation
Released	07:00 18-Apr-05
Number	1416L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:1416L
Morgan Crucible Co PLC
18 April 2005

18th April 2005

Hanau (Magnetics) Site Visit and IFRS Presentation

The Morgan Crucible Company plc is today hosting a site visit for analysts, investors and banks at its Magnetics plant in Hanau, Germany. As well as a presentation on the Magnetics business and a tour of the site, the company will be making a presentation on its implementation and adoption of International Financial Reporting Standards (IFRS).

No material new information will be disclosed during the visit, nor will there be any statement on current trading. A copy of the IFRS presentation will be available at www.morgancrucible.com

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications
01753 837 000

Finsbury Group
Charlotte Hepburne-Scott
020 7251 3801

Notes to editors:

Morgan is a listed company on the London Stock Exchange and is part of the FTSE250 index.

It is one of the world's leading specialist materials engineering companies, producing solutions in carbon, ceramic and magnetic materials. For more information, please visit www.morgancrucible.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close